Exhibit (k)(3)

APPROVAL OF EXPENSE LIMITATION ARRANGEMENTS

RESOLVED:	Legg Mason Partners Fund Advisor, LLC (“LMPFA”) has agreed to waive fees and/or reimburse the Fund’s expenses to the extent necessary to limit the Fund’s annualized ordinary operating expenses (excluding brokerage, interest expense, fees and expenses (including incentive or performance allocations and fees) attributable to Portfolio Funds, taxes and extraordinary expenses) to 2.50%, subject to recapture as described below. The Board approves and agrees to this arrangement, subject to the following:

•    That this arrangement will continue until December 31, 2014, unless modified or terminated prior to that date by agreement of LMPFA and the Board, and that this arrangement may be terminated at any time after such date by LMPFA;

• That the arrangement may be modified by LMPFA to decrease the Fund’s annualized ordinary operating expenses at any time;

•    That LMPFA is permitted to recapture amounts waived or reimbursed to the Fund within three years after the year in which LMPFA earned the fee or incurred the expense, if the Fund’s annualized ordinary operating expenses have fallen to a level below the limit described above; and further

•    That in no case will LMPFA recapture any amount that would result, as of any date on which the Fund calculates its net asset value, in the Fund’s annualized ordinary operating expenses exceeding the limit described above or any other lower limit then in effect.